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Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      Jack.finney@retalix.com


    Retalix Launches Enhanced Business Intelligence Solution for Distributors

                       Retalix Power Analyzer Helps Users
                Gain Competitive Insight Across the Supply Chain

     Dallas, Texas, March 11, 2008 - Retalix(R) (Nasdaq: RTLX), a global provider of software solutions for distributors and retailers, announced today the launch of Retalix Power Analyzer Release 1.2, an enhanced version of its Web-based business intelligence tool.

     The new release gives distributors a powerful, interactive module for insight into sales, procurement, vendor and general ledger data. Retalix Power Analyzer extracts data from the Retalix Power ERP application on a daily basis.

     New features of Release 1.2 include an enhanced graphical user interface
(GUI), intuitive user workflow and an extended set of Key Performance Indicators
(KPIs) with views and filters geared to the distributor's business.

     Retalix Power Analyzer users can monitor industry-specific KPIs and compare them to the best performance in the organization using personalized dashboards and scorecards with drill-down capabilities. Results can be printed, exported, or saved as bookmarks for future reference.

     Standard views are extensive, including sales and gross margin contribution, allowance and bid analysis, ship-to-customer information, account types and more. Filtering dimensions include item, group, class and warehouse; time periods; item number, pack, catch weight, percentage and transaction amounts, among others.

      "Retalix Power Analyzer enables distributors to quickly and easily spot core business exceptions and trends," said Ray Carlin, executive vice president, Retalix USA. "This tool's interactive nature gives insight that improves business efficiency across the supply chain."

     Retalix Power Analyzer Release 1.2 will be available in April 2008.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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